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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549



                                     SCHEDULE 13G



                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.       )*



                             Information Advantage, Inc.
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                                   (Name of Issuer)


                                        Common
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                            (Title of Class of Securities)


                                      45669P101
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                                    (CUSIP Number)


Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 45669P101                      13G             Page  2  of  5  Pages
          -----------                                         ---    ---
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1    NAME OF REPORTING PERSON
     S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The St. Paul Companies, Inc.
     385 Washington Street
     St. Paul, Minnesota 55102                           IRS# 41-0518860

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  (    )
                                                                 (b)  (    )

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3    SEC USE ONLY


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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Minnesota Corporation

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                              5    SOLE VOTING POWER
     NUMBER OF
                                   None

     SHARES                  ---------------------------------------------------
                              6    SHARED VOTING POWER The St. Paul Companies,
    BENEFICIALLY                   Inc., through its wholly-owned subsidiary,
                                   St.  Paul Fire and Marine Insurance Company
                                   (F&M), and through F&M's 99% ownership of St.
     OWNED BY                      Paul Venture Capital IV, LLC (SPVC IV),
                                   beneficially owns 2,472,517 shares of common
     EACH                          stock by virtue of F&M's ownership of
                                   2,163,127 shares of common stock and SPVC
                                   IV's ownership of 301,788 shares of common
                                   stock and a warrant to purchase 7,602
    REPORTING                      shares of common stock, which is exercisable
                                   within 60 days.
                             ---------------------------------------------------
                              7    SOLE DISPOSITIVE POWER
     PERSON
                                   None
     WITH
                             ---------------------------------------------------
                              8    SHARED DISPOSITIVE POWER

                                   2,472,517 shares (see remark in Item 6)
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None

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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     16.5%

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12   TYPE OF REPORTING PERSON*
     HC


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Fee enclosed /X/ or Amendment No.

ITEM 1.   (a)  NAME OF ISSUER:     Information Advantage, Inc.

          (b)  Address of Issuer's Principal Offices:
               7905 Golden Triangle Drive
               Suite 190
               Eden Prairie, MN 55344-7227

ITEM 2.   (a)  NAME OF PERSON FILING:   The St. Paul Companies, Inc.
                                        (see Exhibit A)


          (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:
               385 Washington Street
               St. Paul, MN 55102

          (c)  CITIZENSHIP:      Minnesota corporation

          (d)  TITLE OF CLASS OF SECURITIES: Common

          (e)  CUSIP NUMBER:  45669P101

ITEM 3.   This statement is filed pursuant to Rule 13d-1(b).

          (g)  X    Parent Holding Company

ITEM 4.   OWNERSHIP.

          (a) Amount beneficially owned: The St. Paul Companies, Inc., through its wholly-owned subsidiary, St. Paul Fire and Marine Insurance Company (F&M), and through F&M's 99% ownership of St. Paul Venture Capital IV, LLC (SPVC IV), beneficially owns 2,472,517 shares of common stock by virtue of F&M's ownership of 2,163,127 shares of common stock and SPVC IV's ownership of 301,788 shares of common stock, and a warrant to purchase 7,602 shares of common stock exercisable within 60 days.

          (b) Percent of Class: The shares reported in Item 4(a), above, constitute 16.5% of the outstanding common shares of the Issuer.

          (c)  Number of shares as to which such person has:

               (i)       Sole power to vote or direct the vote:  none
               (ii) Shared power to vote or direct the vote: 2,472,517 (see remark in Item 4(a) above)
               (iii)     Sole power to dispose or direct the disposition:
                         none
               (iv)      Shared power to dispose or direct the disposition:
                         2,472,517 (see remark in Item 4(a) above)

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON.

          Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY PARENT HOLDING
          COMPANY:

          St. Paul Fire and Marine Insurance Company is an Insurance Company under Reg. 240.13d-1(b)(1)(ii)(C)

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable

ITEM 10.  CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                     SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  February 12, 1998




                                   /s/ Bruce A. Backberg
                                   ------------------------------------------
                                   Bruce A. Backberg
                                   Title:   Senior Vice President, Chief Legal
                                            Counsel and Corporate Secretary
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                         SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C.  20549

                                    Schedule 13G

                               EXHIBIT A - DISCLAIMER


Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulation promulgated under authority thereof and is not intended as an admission that The St. Paul Companies, Inc. or any of its subsidiaries, is a beneficial owner of the securities described herein for any other purpose.